SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Boise Inc.
(formerly known as Aldabra 2 Acquisition Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

01408A202 (Common Stock)
(CUSIP Number)

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10019
Attn: Philip Weingold
212-715-9100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 15, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

1)             NAME OF REPORTING PERSON
Terrapin Partners Venture Partnership
 _______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)           ☐
________________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________________
4)    SOURCE OF FUNDS        WC
________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
       OR 2(e)                                            ☐
________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
California, United States
________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                 0
SHARES                                      _________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                   9,913,500
EACH                                           _________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                         0
WITH                                           _________________________________________________________________
10)           SHARED DISPOSITIVE POWER
                          9,913,500
________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      9,913,500
________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
_____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.44%
_____________________________________________________________________
14)        TYPE OF REPORTING PERSON
PN
_____________________________________________________________________

1)             NAME OF REPORTING PERSON
Jason Weiss
 _______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                              (b)           ☐
_______________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________
4)    SOURCE OF FUNDS            PF
_______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
       OR 2(e)                                            ☐
_______________________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_______________________________________________________________________________________
7)             SOLE VOTING POWER
NUMBER OF                                                                 2,161,100
SHARES                                     ________________________________________________________________
BENEFICIALLY                                  8)             SHARED VOTING POWER
OWNED BY                                                                   10,215,000
EACH                                           ________________________________________________________________
REPORTING                                        9)            SOLE DISPOSITIVE POWER
PERSON                                                                          2,161,100
WITH                                           ________________________________________________________________
               10)           SHARED DISPOSITIVE POWER
                   10,215,000
_______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            12,376,100
_______________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.52%
____________________________________________________________________
14)        TYPE OF REPORTING PERSON
IN
____________________________________________________________________

1)            NAME OF REPORTING PERSON
Nathan Leight
 _______________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    ☒
                                                  (b)           ☐
_______________________________________________________________________________________
3)    SEC USE ONLY
_______________________________________________________________________________________
4)    SOURCE OF FUNDS        PF
_______________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
       OR 2(e)                                        ☐
_______________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_______________________________________________________________________________________
7)            SOLE VOTING POWER
NUMBER OF                                                                 2,087,300
SHARES                                     ________________________________________________________________
BENEFICIALLY                                   8)            SHARED VOTING POWER
OWNED BY                                                                   10,215,000
EACH                                           ________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                         2,087,300
WITH                                           ________________________________________________________________
10)           SHARED DISPOSITIVE POWER
      10,215,000
_______________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        12,302,300
_______________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
____________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.43%
____________________________________________________________________
14)        TYPE OF REPORTING PERSON
IN
____________________________________________________________________

Item 1.                      Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Boise Inc. (formerly known as Aldabra 2 Acquisition Corp., or “Aldabra”), a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1111 W. Jefferson Street, Boise, Idaho 83728.

Item 2.                      Identity and Background.

(a) - (c) This Statement is being filed by Terrapin Partners Venture Partnership, Jason Weiss and Nathan Leight (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 14,463,400 shares of Common Stock, representing approximately 18.14% of the shares of Common Stock presently outstanding.

Terrapin Partners Venture Partnership is a California general partnership. The address of the principal business and principal office of Terrapin Partners Venture Partnership is Terrapin Partners, LLC, 540 Madison Avenue, 17th Floor, New York, New York 10022.

Messrs. Weiss and Leight are both directors of the Company. They are the general partners of Terrapin Partners Venture Partnership, and they and/or their family trusts are the owners of the Terrapin Partners Venture Partnership. Messrs. Leight and Weiss are also the co-managers of Terrapin Partners, LLC. The business address of each of Messrs. Weiss and Leight is c/o Terrapin Partners, LLC, 540 Madison Avenue, 17th Floor, New York, New York 10022.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

(d) - (e)  During the last five years, none of the Reporting Persons or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each natural person identified in Item 2 is a citizen of the United States

Item 3.                      Source and Amount of Funds or Other Consideration.

The sum of $11,973 for the purchase of 2,753,750 shares by Mr. Leight and a trust established for the benefit of Mr. Leight’s family came from funds held by Mr. Leight and such trust. The sum of $11,973 for the purchase of 2,753,750 shares by Mr. Weiss and a trust established for the benefit of Mr. Weiss’ family came from funds held by Mr. Weiss and such trust.

Item 4.                                Purpose of Transaction.

Each of Messrs. Weiss and Leight and Terrapin Partners Venture Partnership acquired the Common Stock described in Item 3 for investment purposes.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position and business strategy, the price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

If this Statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.☐

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

On February 22, 2008, in connection with the acquisition by the Company, of Boise White Paper, L.L.C., Boise Packaging & Newsprint, L.L.C., Boise Cascade Transportation Holdings Corp. (collectively, the “Paper Group”) and other assets and liabilities related to the operation of the paper, packaging and newsprint, and transportation businesses of the Paper Group and most of the headquarters operations of Boise Cascade, L.L.C. ( “Boise Cascade”), Aldabra, Boise Cascade, Boise Cascade Holdings, L.L.C., certain directors and officers of the Company and other persons who were shareholders of the Company entered into an investor rights agreement (the “IRA”).

The IRA provides for registration rights for the parties to the agreement, including Boise Cascade with respect to the shares of Common Stock issued to Boise Cascade pursuant to the Acquisition or any other shares of Common Stock that it acquires (the “Seller Registrable Securities”), and certain of Aldabra’s stockholders with respect to shares of Common Stock acquired pursuant to the investor rights agreement (the “Aldabra Registrable Securities”). The IRA provides that the holders of a majority of the Seller Registrable Securities will have the right to nominate for election to Aldabra’s board a number of directors proportional to the voting power represented by the shares of Common Stock that the holders of Seller Registrable Securities own until such time as the holders of Seller Registrable

Securities own less than 5% of the voting power of all of the outstanding capital stock of Aldabra. MDCP IV, as the controlling stockholder of Boise Cascade, will effectively have the ability to exercise these director nomination rights. Similarly, pursuant to the IRA, the holders of a majority of the Aldabra Registrable Securities will have the right to nominate to be elected to Aldabra’s board a number of directors proportional to the voting power represented by the shares of Common Stock that the holders of Aldabra Registrable Securities own until such time as the holders of Aldabra Registrable Securities own less than 5% of the voting power of all of the outstanding capital stock of Aldabra.

Additionally, the investor rights agreement sets forth affirmative and negative covenants to which Aldabra will be subject as long as the holders of Seller Registrable Securities own at least 33% of the shares of Common Stock issued to the holders of Seller Registrable Securities as of the closing date of the Acquisition. MDCP IV, as the controlling stockholder of Boise Cascade, will have the ability to influence Aldabra’s operations following the Acquisition as a result of such affirmative and negative covenants.

The IRA is described in detail in the Company’s definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2008, in the section entitled “Certain Relationships and Related Party Transactions—Agreements with Stockholders—Investor Rights Agreement” beginning on page 224, which information is incorporated herein by reference.

The foregoing is qualified in its entirety by reference to the full text of the IRA, which the Company filed as Exhibit 4.1 to the Current Report on Form 8-K on February 28, 2008 and which is also filed as an exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 3, 2008

                TERRAPIN PARTNERS VENTURE PARTNERSHIP

                By: /s/ Jason Weiss
                Name: Jason Weiss
                Title:   General Partner

                By: /s/ Nathan Leight
                Name: Nathan Leight
                Title:   General Partner

                JASON WEISS

                By: /s/ Jason Weiss
                Name: Jason Weiss

                NATHAN LEIGHT

                By: /s/ Nathan Leight
                Name: Nathan Leight